UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 16 September, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 16 September 2024: Appointment of the Chairman of the Sasol Limited Board, the Lead Independent Director and changes to the Sasol Limited Board Committees

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

APPOINTMENT OF THE CHAIRMAN OF THE SASOL LIMITED BOARD, THE LEAD INDEPENDENT DIRECTOR AND CHANGES TO THE SASOL LIMITED BOARD COMMITTEES

In compliance with the JSE Limited Listings Requirements and the JSE Debt Listings Requirements, shareholders and noteholders are advised of the following changes to the Sasol Limited Board:

Chairman of the Board

Ms Muriel Dube has been appointed Chairman of the Board of Sasol Limited, with effect from 13 September 2024.

Muriel joined the Sasol Limited Board as an independent non-executive director in 2018. She holds an MSc degree in Environmental Change and Management from Oxford University and degrees in BA Human Sciences and BA Honours Politics. She has an extensive background in sustainability-, commercial-, finance- and leadership roles. She previously served as the Chief Negotiator for the Government of South Africa in climate change negotiations under the United Nations Framework Convention on Climate Change and as Director of Atmospheric Protection and Chemicals Management at the Department of Environmental Affairs and Tourism. Subsequently, she was the Group Commercial Director at Bidvest Group, Investment Banker at Investec plc and Chief Executive of Nozala Investments.

Currently she is a non-executive director at the UK Infrastructure Bank. Her past non-executive director roles include Control Risks UK, Apogee Sustainability, Vodacom South Africa, Bidvest Group Limited, PG Group, Bravo Brands, Fluormin plc and Enviroserv.

The Sasol Limited Board is pleased to pass the reins of Chairman to someone of Muriel's calibre and is confident she will provide the necessary direction and leadership as the Company intensifies its focus on progressing a sustainable future business.

Lead Independent Director

Following the appointment of Ms Muriel Dube, who was the former Lead Independent Director, the Sasol Limited Board has appointed Dr Martina Flöel as Lead Independent Director with effect from 13 September 2024.

Changes to the Sasol Limited Board Committees

Due to Ms Muriel Dube's appointment as Chairman of the Board, she will step down as Chairman of the Safety, Social and Ethics Committee and member of the Audit Committee and Capital Investment Committee.

Consequently the Board appointed Mr David Eyton, and independent non-executive director, as Chairman of the Safety, Social and Ethics Committee and member of the Audit Committee and Nomination and Governance Committee. Due to these appointments, David will step down as member of the Remuneration Committee with effect from 14 September 2024.

Ms Katherine Harper, a independent non-executive director, has been appointed as member of the Remuneration Committee with effect from 14 September 2024.

Ms Muriel Dube, Chairman of the Board, said: *"The Board's depth, expertise and experience will continue to benefit Sasol as we progress into the future. I look forward to continuing on this journey with my fellow directors."*

16 September 2024
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (a division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 September 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary